AVATAR HOLDINGS INC.
                               201 ALHAMBRA CIRCLE
                           CORAL GABLES, FLORIDA 33134



                                December 13, 2007


BY EDGAR correspondence
-----------------------

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Fifth Street, N.E.
Washington, D.C.  20549

        Re:      Avatar Holdings Inc.
                 Response to Staff Comments on:
                 Form 10-K for the fiscal year ended December 31, 2006 Filed March 16, 2007

                 File No. 1-7395

Dear Mr. Cash:

         On behalf of Avatar Holdings Inc. ("Avatar"), this letter responds to your letter dated November 29, 2007, relating to comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") on the above-referenced filing of Avatar. The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter.


FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

Impairment of Long Lived Assets, page 6
---------------------------------------

      1. WE NOTE THE IMPAIRMENT LOSS YOU RECORDED DURING THE FIRST QUARTER OF 2007. IT APPEARS TO US THAT YOUR CURRENT DISCLOSURE, INCLUDING YOUR CRITICAL ACCOUNTING POLICY DISCLOSURE IN YOUR FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, IS TOO GENERAL IN NATURE TO PROVIDE INVESTORS WITH SUFFICIENT INFORMATION ABOUT MANAGEMENT'S INSIGHT AND ASSUMPTIONS WITH REGARD TO HOW YOU DETERMINED THE AMOUNT OF IMPAIRMENTS AS WELL AS THE RECOVERABILITY OF YOUR REMAINING LAND AND OTHER INVENTORIES ASSET.


                  o PLEASE EXPAND YOUR DISCLOSURES TO MORE SPECIFICALLY DESCRIBE THE STEPS THAT YOU PERFORM TO REVIEW EACH COMPONENT OF YOUR LAND AND OTHER INVENTORIES ASSET FOR RECOVERABILITY. PLEASE ADDRESS FOR US SUPPLEMENTALLY WHETHER YOU HAD ANY MATERIALLY SIGNIFICANT COMMUNITIES

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Mr. John Cash
December 13, 2007
Page 2



                        FOR WHICH ESTIMATED FUTURE UNDISCOUNTED CASH FLOWS WERE CLOSE TO THEIR CARRYING VALUE. IF SO, PLEASE TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO PROVIDING INVESTORS WITH AN UNDERSTANDING OF RISK ASSOCIATED WITH POTENTIAL FUTURE IMPAIRMENTS OF THESE COMMUNITIES.

                  o PLEASE MORE SPECIFICALLY DISCUSS HOW YOU DETERMINED THE AMOUNT OF THE IMPAIRMENT THAT WAS NECESSARY. PLEASE EXPLAIN THE MAIN ASSUMPTIONS YOU USED IN THIS DETERMINATION AND AS WELL AS YOUR BASIS FOR THESE ASSUMPTIONS. IN ADDITION, PLEASE PROVIDE A SENSITIVITY ANALYSIS SHOWING THE EFFECT OF A 100 BASIS POINT CHANGE IN EACH SIGNIFICANT ASSUMPTION.

                  o PROVIDE DISAGGREGATED DISCLOSURES REGARDING THE CANCELLATIONS OF SALES AGREEMENTS BY SEGMENT.

                  o ADDRESS THE DETERMINING FACTORS YOU HAVE IDENTIFIED TO ASSESS THE APPROPRIATENESS OF MOVING FORWARD WITH LAND DEVELOPMENT AND COSTS FOR FUTURE DEVELOPMENT OR TO WRITE-OFF THE RELATED AMOUNTS PREVIOUSLY CAPITALIZED.

      PLEASE PROVIDE THESE EXPANDED DISCLOSURES IN FUTURE FILINGS AND SHOW US IN YOUR RESPONSE WHAT YOUR FUTURE DISCLOSURE REVISIONS WILL LOOK LIKE.



RESPONSE:

o In response to the Staff's comment, we will expand our future disclosures, including our critical accounting policies, to further describe our process for assessing the recoverability of our Land and Other Inventories and other long-lived assets. The following is a draft of our future disclosure of critical accounting policies related to valuation of Land and Other Inventories and other long-lived assets (please note, however, that our actual disclosures in future filings will depend on the facts and circumstances present at that time):

            Land and Other Inventories and other long-lived assets (primarily Property and Equipment) are stated at cost unless the asset is determined to be impaired, in which case the asset would be written down to its fair value (as further discussed below). Land and Other Inventories and Property and Equipment (including our amenities owned and constructed by us and the Parkway) include expenditures for land acquisition, construction, land development and direct and allocated costs. Land and Other Inventories and Property and Equipment owned and constructed by us also include interest cost incurred until development and construction is substantially

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Mr. John Cash
December 13, 2007
Page 3



            completed. Land and development costs, construction and direct and allocated costs are assigned to components of Land and Other Inventories based on specific identification or other allocation methods based upon U.S. generally accepted accounting principles. Property and Equipment includes the cost of amenities owned by us and the Parkway and is depreciated principally by the straight-line method over the useful lives of the assets when these assets are placed in service.

            In accordance with Statement of Financial Accounting Standards
            (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we carry long-lived assets at the lower of the carrying amount or fair value. Each reporting period, we review our long-lived assets for indicators of impairment. If indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the asset to its carrying value. If such cash flow is less than the asset's carrying value, the carrying value is written down to its estimated fair value. Fair value is determined by discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams. Assumptions and estimates used in the determination of the estimated future cash flows are based on certain factors provided below and that may be known to us at the time such estimates are made and our expectations of future operations and economic conditions. Due to the uncertainties of the estimation process, actual results could differ significantly from such estimates.

            Our long-lived assets that are subject to a review for indicators of impairment include our: (i) housing communities (primary residential and active adult); (ii) land held for future development or sale; and (iii) property and equipment, which includes our amenities and the Parkway.

            Housing communities: For our housing communities, indicators of potential impairment include changes in local market conditions, declining customer traffic and sales activity, increases in sales cancellations, increases in speculative inventory resulting from cancellations, increases in costs, and declines in gross margins for homes in backlog. If indicators are present, the asset is reviewed for impairment described above. In determining estimated future cash flows for purposes of the impairment test, we incorporate our own market assumptions regarding the following factors which could significantly impact future cash flows: expected sales pace; expected sales prices and sales incentives; and anticipated costs to be expended, including land and land development costs, home construction costs, and overhead costs. Our assumptions are based, in part, on general economic and local market conditions, competition from other homebuilders in the areas in which we build and sell homes, product desirability in our local markets and the

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Mr. John Cash
December 13, 2007
Page 4



            buyers ability to obtain mortgage financing. These assumptions can significantly affect our estimates of future cash flows.

            During the first quarter of 2007, the continued deterioration of market conditions at a housing community in Florida in which we and other builders are selling homes and the increase of our speculative inventory resulting from cancellations at this community caused us to evaluate the carrying value of this community, consisting of homes completed and under construction. Based on this evaluation, we recognized during the first quarter of 2007 an impairment loss of $2 million on the carrying value of the inventory in this community. The most significant assumptions used in this evaluation were the expected sales prices of these homes since the homes in this community were either completed or substantially completed (most of the construction spending was completed) and that we expected this community to be closed out within twelve months of the impairment evaluation.

            Land held for future development or sale: For land held for future development or sale, indicators of potential impairment include changes in use, changes in local market conditions, declines in the selling prices of similar assets and increases in costs. If indicators are present, the asset is reviewed for impairment as described above. In determining estimated future cash flows for purposes of the impairment test, we incorporate our own market assumptions regarding the following factors which could significantly impact future cash flows: expected sales values, and anticipated costs to be expended including land and land development costs and overhead costs. Our assumptions are based, in part, on general economic and local market conditions, the current state of the homebuilding industry, and competition from other homebuilders in the areas in which we build and sell homes. These assumptions can significantly affect our estimates of future cash flows.

            Property and equipment: For our amenities, which are located within our housing communities, indicators of potential impairment are similar to those of our housing communities as these factors may impact our ability to generate revenues at our amenities or cause the cost to construct to increase.

            For the Parkway, indicators of impairment are similar to indicators of impairment of our land held for development or future sale. If indicators are present, the asset is reviewed for impairment as described above. In determining estimated future cash flows for purposes of the impairment test, we incorporate our own market assumptions regarding the following factors which could significantly impact future cash flows: expected sales pace based upon general economic conditions; expected sales prices; and anticipated costs to be expended including land and land development costs, construction costs, and overhead costs. Our assumptions are based, in part, on general economic and local market conditions, the

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Mr. John Cash
December 13, 2007
Page 5


            current state of the homebuilding industry, and competition from other homebuilders in the areas in which we build and sell homes. These assumptions can significantly affect our estimates of future cash flows.


o In response to the Staff's comment, we believe that we had no materially significant communities where the estimated future undiscounted cash flows were close to their carrying value. The impairments we have recorded reflect management's best estimates of the future cash flows of our communities. Estimates used in the determination of the estimated future cash flows are based on factors known to us at the time such estimates are made and our expectations of future operations, and economic and real estate market conditions. Due to the uncertainties of the estimation process, actual results could differ significantly from such estimate. A substantial portion of our landholdings has been owned for many years and is carried at book values which we believe are substantially below current market values. We have not contracted to purchase land since January 2005.


o In response to the Staff's comment, we do not believe a 100 basis point change in the expected sales prices (significant assumption) would have a significant effect on the impairment charge taken or the need to have taken additional impairment charges.


o In response to the Staff's comment, the following represents the disaggregated disclosures regarding the cancellation of home sales contracts by segment for the years ended December 31, 2007 (data will be provided upon filing of our 2007 Form 10-K), 2006 and 2005:



                                        Cancellations for the years ended
                                                  December 31,
                                    -----------------------------------------
                                         2007         2006         2005
                                    -----------------------------------------

            Reportable Segment:
            Primary residential             XX          425          195
            Active adult                    XX           92           50
                                    -----------------------------------------
            Total                           XX          517          245
                                    =========================================

      Future filings will be revised to include disaggregated disclosures regarding the cancellation of home sales contracts by segment.


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Mr. John Cash
December 13, 2007
Page 6



o In response to the Staff's comment, the factors that we consider in determining the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts capitalized include our current inventory levels, local market economic conditions, availability of adequate resources and the estimated future net cash flows to be generated from the project.



      Avatar hereby acknowledges that:

      o Avatar is responsible for the adequacy and accuracy of the disclosures in our filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o Avatar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



         If you have any questions or would like additional information, please contact the undersigned at (305) 442-7000.



                                         Very truly yours,

                                         AVATAR HOLDINGS INC.

                                          By: /s/ Randy L. Kotler
                                              ----------------------------------
                                              Randy L. Kotler
                                              Executive Vice President, Chief
                                              Financial Officer and Treasurer